EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,
	2008	2007	2006(a)	2005(a)	2004(a)
	(Dollars in thousands)
Earnings before fixed charges:
Income before income taxes	$204,549	$193,201	$155,248	$148,389	$142,359
Interest and other debt expense	60,160	66,003	59,397	60,616	57,222
Interest portion of rental expense	1,318	2,004	1,741	1,268	893

Earnings before fixed charges	$266,027	$261,208	$216,386	$210,273	$200,474

Fixed charges:
Interest and other debt expense	$60,160	$66,003	$59,397	$60,616	$57,222
Interest portion of rental expense	1,318	2,004	1,741	1,268	893
Capitalized interest	1,990	2,553	1,721	1,165	679

Total fixed charges	$63,468	$70,560	$62,859	$63,049	$58,794

Ratio of earnings to fixed charges	4.19	3.70	3.44	3.34	3.41

(a)	Interest and other debt expense in 2006, 2005 and 2004 includes a loss on early extinguishment of debt of $0.2 million, $11.2 million and $1.6 million, respectively.